FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. (formerly Asanko Gold Inc.) ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

September 14, 2021

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on September 14, 2021 through Globe Newswire and a copy has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On September 14, 2021, Galiano announced the appointment of Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021.

Item 5:

5.1 Full Description of Material Change

On September 14, 2021, Galiano announced the appointment of Ms. Dawn Moss to the Board of Directors as a Non-Executive Director effective September 15, 2021.

Ms. Moss is a senior mining executive with more than 25 years of leadership experience with publicly traded companies on the TSX and the NYSE, most recently as Executive Vice President, Administration, at Eldorado Gold Corporation. She has served as a director on private and public boards of domestic and international companies, serving most recently as a Board and Committee member for Roxgold Inc. before its acquisition by Fortuna Silver Mines Inc. Ms. Moss is a Fellow of the ICSA (The Chartered Governance Institute) and an Accredited Director.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Peter Lekich, Vice President of Investor Relations of Galiano, at (778) 729-0608.

Item 9: Date of Report

September 20, 2021.